Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

4 March 2004 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholders notification – Barclays plc
2. Substantial shareholders notification – Fidelity
3. Substantial shareholders notification – CREF
4. Notification of Directors' interests

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01932 264143
jeremytatham@michaelpage.com

dlw 3/15

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:17 4 Mar 2004
Number	1342W

RNS Number:1342W
Michael Page International PLC
4 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

3,436,125

6) Percentage of issued Class
0.94%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

27/2/2004

11) Date company informed

3/3/2004

12) Total holding following this notification

43,778,148

13) Total percentage holding of issued class following this notification

12.04%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....3/3/2004......

LEGAL ENTITY REPORT - ALL

MICHAEL PAGE INTL SEDOL: 3023231

As at 27 February 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 43,778,148 ORD GBP0.01 representing 12.04% of the issued share capital of 363,662,799 units.

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co Ltd	1,052,317	0.2894
Barclays Global Investors Australia Ltd	228,935	0.0630
Barclays Global Investors Ltd	14,367,765	3.9508
Barclays Global Investors Ltd	21,767,733	5.9857
Gerrard Ltd	3,500	0.0010
Woolwich Unit Trust Managers Ltd	1,752,350	0.4819
Barclays Global Investors, N.A.	4,517,226	1.2421
Barclays Global Investors Japan Trust & Banking	88,322	0.0243
Group Holding	43,778,148	12.0382

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 27 February 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 43,778,148 ORD GBP0.01 representing 12.04% of the issued share capital of 363,662,799 units.

Registered Holder	Account Designation	Holding
ABBEYUTTL - 6010782807 - VIDACOS N	ABBEYUTT	57,706
ABPEURUKQ - 872482 - MELLON NOMINE	ABPEURUK	1,409,504
ABUEURTTL - 8003168 - MORGAN NOMIN	ABUEURTT	10,407
ACEEQTTTL - 501577191 - BT GLOBENE	ACEEOTTT	19,406
ALEXITTTL - 28166 - CHASE NOMINEES	ALEXITTT	1,149,780
ALMLUFTTL - 18409 - CHASE MANHATTA	ALMLUFTT	191,252

TPGEQUTTL - 6948890986 - CITIBANK	TPGEOUTT	265,827
TRIBUNTTL - 18243 - CHASE MANHATTA	TRIBUNTT	46,890
UNIAEQTTL - USFI2 - NORTHERN TRUST	UNIAEOTT	838,805
UNLVERUKQ - USF06 - NORTHERN TRUST	UNLVERUK	80,542
WELLCOTTL - JD12 - STATE STREET	WELLCOTT	184,814
WINUKPTTL - 6010640794 - VIDACOS N	WINUKPTT	97,743
WOOUSFTTL - 214075 - BANK OF NEW Y	WOOUSFTT	947,637
	Group Holding	43,778,148

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:53 2 Mar 2004
Number	0355W

RNS Number:0355W
Michael Page International PLC
2 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

4,070,251

8) Percentage of issued Class

1.12%

9) Class of security

ORDINARY SHARES

10) Date of transaction

24/2/2004

11) Date company informed

1/3/2004

12) Total holding following this notification

16,639,391

13) Total percentage holding of issued class following this notification

4.58%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification

1/3/2004

Amendment #10

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: MICHAEL PAGE INTERNATIONAL PLC

2. Notifiable Interest: ORDINARY SHARES

Fidelity International Limited (FIL)
P.O.Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street

Boston, MA 02109

A principal shareholder OF Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries, or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC Amendment # 10

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	6,354,093	FISL	Clydesdale Bank (Head Office) Nominees Limited
	9,792,791	FIL	HSBC Client Holdings Nominee (UK) Limited
	113,554	FIL	Chase Manhattan Bank London
	378,953	FIL	Chase Nominees Ltd
Total Ordinary Shares:	16,639,391		

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:56 2 Mar 2004
Number	0357W

RNS Number:0357W
Michael Page International PLC
2 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

COLLEGE RETIREMENT EQUITIES FUND AND AFFILIATED ENTITIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

3,423,925

8) Percentage of issued Class

0.94%

9) Class of security

ORDINARY SHARES

10) Date of transaction

27/2/04

11) Date company informed

1/3/04

12) Total holding following this notification

7,854,692

13) Total percentage holding of issued class following this notification

2.16%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TAHHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification

2 MARCH 2004

Re: U.K. Companies Act Of 1985 Disclosure Notice

Pursuant to Part VI of the U.K. Companies Act of 1985, the College Retirement Equities Fund (CREF) hereby informs you that on February 27, 2004, CREF sold 2,859,115 shares of Michael Page International, bringing its total holdings in your company to 6,702,522 shares. CREF owns these shares through two of our investment accounts the CREF Global Equities Account and the CREF Stock Account. It is our understanding the total shares outstanding of Michael Page International are 363,662,799, bring our ownership in your company to a 1.84% level.

For your information, CREF is a U.S. based S.E.C. Registered Investment Company, which is used as a funding vehicle for retirement monies for higher education. CREF currently has multiple investment accounts, each with separate investment objectives and policies. All assets in the accounts are beneficially owned by CREF, and all the accounts are managed by TIAA-CREF Investment Management, Inc., an S.E.C. Registered Investment Advisor.

Additionally, TIAA-CREF Mutual Funds' International Equity Fund, Institutional International Equity Fund, and Life International Equity Fund, which are managed by an investment advisor which is affiliated with the investment advisor who manages the CREF accounts, owns 1,152,170 shares of your company. These

holdings, aggregated with those of CREF, total 7,854,692, or 2.16% of the outstanding shares of your company.

This notice should satisfy our disclosure requirements under the U.K. Act.

TIAA-CREF
Summary of Holdings of Michael Page International
Between February 26, 2004 and February 27, 2004

	CREF Global Equities Account	Stock Account	Total CREF Shares Held	CREF Percent Held
Holdings as of February 26, 2004	7,815,126	1,746,511	9,561,637	2.629%
Sales on February 27, 2004	2,336,874	522,241	2,859,115	0.786%
Holdings as of February 27, 2004	5,478,252	1,224,270	6,702,522	1.843%

	TIAA-CREF Institutional International Equity Fund Fund	TIAA-CREF International Equity Fund (Retail)	Total TIAA-CREF Shares Held	TI Per
Holdings as of February 26, 2004	1,017,636	605,396	1,716,980	
Sales on February 27, 2004	334,768	199,146	564,810	
Holdings as of February 27, 2004	682,868	406,250	1,152,170	
Total Shares Outstanding	363,662,799			

This information is provided by RNS
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Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	07:00 2 Mar 2004
Number	9984V

RNS Number:9984V
Michael Page International PLC
1 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

C H DUMON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount

of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 MARCH 2004

18) Period during which or date on which exercisable

2007 - 2014

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50 000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

171p

22) Total number of shares or debentures over which options held following this notification

1,675,000

23) Any additional information

24) Name of contact and telephone number for queries

R McBRIDE 01932 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 MARCH 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

SJ INGHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 MARCH 2004

18) Period during which or date on which exercisable

2007 - 2014

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50 000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

171p

22) Total number of shares or debentures over which options held following this notification

1 300 000

23) Any additional information

-

24) Name of contact and telephone number for queries

R McBRIDE 01932 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 MARCH 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

SR PUCKETT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 MARCH 2004

18) Period during which or date on which exercisable

2007 - 2014

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50 000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

171p

22) Total number of shares or debentures over which options held following this notification

1 300 000

23) Any additional information

-

24) Name of contact and telephone number for queries

R McBRIDE 01932 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 MARCH 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

TW BENSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES.

17) Date of grant

1 MARCH 2004

18) Period during which or date on which exercisable

2007 - 2014

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

ORDINARY 50 000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

171p

22) Total number of shares or debentures over which options held following this notification

4 300 000

23) Any additional information

-

24) Name of contact and telephone number for queries

R McBRIDE 01932 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 MARCH 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

SP BURKE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 MARCH 2004

18) Period during which or date on which exercisable

2007 - 2014

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

50 000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

171p

22) Total number of shares or debentures over which options held following this notification

1 675 000

23) Any additional information

-

24) Name of contact and telephone number for queries

R McBRIDE 01932 264141

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 MARCH 2004

MICHAEL PAGE INTERNATIONAL PLC
ANNOUNCEMENT FOR THE MICHAEL PAGE INCENTIVE SHARE PLAN 2004
("THE INCENTIVE SHARE PLAN") 1 MARCH 2004

On 1 March 2004 Mourant & Co. Trustees, as trustee of the Michael Page Employees' Benefit Trust ("the Trustee"), transferred (for nil cost) the beneficial interest in 315,784 ordinary shares of 1p each ("Ordinary Shares") in Michael Page International plc ("the Company") to the executive directors of the Company listed below in the form of deferred share awards and performance share awards subject to the rules of the Incentive Share Plan.

Name of Director	No. of Ordinary Shares
T. Benson	78,946

S. Burke	78,946
S. Ingham	78,946
S. Puckett	78,946

On 1 March 2004 the Trustee granted M C.H. Dumon, an executive director of the Company, deferred share options to acquire 52,631 Ordinary Shares and performance share options to acquire 26,315 Ordinary Shares (in each case for nil cost) under the Incentive Share Plan.

In addition to the awards and options listed above, each executive director is deemed to have a technical interest in the 27,951,207 remaining Ordinary Shares held beneficially and legally by the Trustee.

RA McBride
Company Secretary

1 March 2004

END